

North Country Financial

Annual Report 200

Table of Contents

To Our Shareholders

NORTH COUNTRY Financial

Dear Shareholder:

Your corporation ended 2001 with increases in net income, earnings per share, retained earnings and shareholder's equity, compared to the previous year. Management focused on increasing profits from existing operations. Our primary subsidiary, North Country Bank and Trust, opened two new branch offices; one in Boyne City, another in Ishpeming; and sold four. We currently have 26 branch offices conveniently located throughout the Upper Peninsula and northern Lower Michigan.

Although net assets decreased by approximately $30 million or 4.5% compared to 2000, the decrease is largely attributed to the sale of branch offices of the bank in St. Ignace, Mackinac Island, Naubinway and Curtis, with total deposits of $22.7 million.

Your North Country Mortgage Company subsidiary experienced a significant rise in refinancing home mortgages, as the federal government lowered the federal funds rate to a 40-year low.

This year, your common stock began trading on the NASDAQ Small Cap Market. We also changed our trading symbol from NCUF to NCFC, effective August 31, 2001.

Your Board of Directors was expanded by six members, all of whom previously served on the Board of Directors of North Country Bank and Trust. This action increases the perspective with which we view our business and will enable the board to more efficiently handle its workload as we continue to grow.

North Country Bank and Trust began sponsoring Economic Index reports on a quarterly basis in 2001. These are the first reports in our region to include wide ranging economic data as well as comments from Chamber of Commerce representatives. In addition to receiving extensive media coverage of these reports, we believe they provide vital information for commercial businesses in our area.

The events of September 11 and an unseasonably warm winter began slowing our local economy during the fourth quarter of 2001. As always, your bank maintains adequate reserves to handle slow-paying or problem loans. We closely monitor our loan portfolio at all times.

Next year, our bank customers will begin hearing about our new *Generations Gold* program, offering discounts and savings on a variety of products and services our customers use everyday such as travel, long distance phone services and pharmacy – in addition to a local merchant discount program. Ours will be the only bank in northern Michigan to offer such a program. So, despite what was considered a challenging fourth quarter in 2001, we are optimistic about 2002.

Thank you for your continued confidence and support.

Respectfully,

Ronald G. Ford
Chairman and C.E.O.

Michael C. Henricksen
Vice Chairman

Bernard A. Bouschor
Vice Chairman

Comparative Highlights

Dollars in thousands, except per share data

BALANCE SHEET STATISTICS	2001	2000	% Change
Assets	$636,629	$666,996	(4.61)%
Net loans	493,968	532,235	(7.19)
Deposits	482,524	531,883	(9.28)
Shareholders' equity	47,889	44,617	7.33
Shares of stock outstanding	7,019,152	6,993,684	0.36
Book value per share	6.82	6.38	6.90
OPERATING STATISTICS			
Total income	$60,562	$61,536	(1.58)%
Total expense	54,000	55,408	(2.54)
Income before income taxes	6,562	6,128	7.08
Net income	5,774	5,183	11.40
Basic earnings per share	.82	.74	10.81
Diluted earnings per share	.82	.73	12.33
DIVIDEND SUMMARY (Cash Dividends Declared per Common Share)			
Quarter Ending			
March 31	.10	.05	
June 30	.10	.05	
September 30	.10	.14	
December 31	.00	.10	
Total dividends	.30	.34	(11.76)%

The above summary should be read in connection with the related consolidated financial statements and notes included elsewhere in this report.

BUSINESS OF THE CORPORATION

North Country Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956, as amended. The principal assets of the Corporation are its ownership of all of the outstanding capital stock of North Country Bank and Trust, North Country Financial Group, North Country Capital Trust, First Rural Relending Company, and First Manistique Agency. North Country Bank and Trust, headquartered in Traverse City, Michigan, provides a full range of commercial and retail banking services to customers in Michigan. North Country Bank and Trust owns North Country Mortgage Company LLC, North Country Employee Leasing Company LLC, and NCB Real Estate Company. North Country Mortgage Company LLC is engaged in the business of mortgage lending and brokering. North Country Employee Leasing Company LLC provides employees to North Country Bank and Trust. NCB Real Estate Company owns several properties used by the Bank. North Country Financial Group provides tax-exempt lease/purchase financing to municipalities. North Country Capital Trust was formed solely for the issuance of trust preferred securities. First Rural Relending Company is a rural lending corporation. First Manistique Agency is engaged in the selling of insurance.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing Gary Klein, North Country Financial Corporation, 1011 Noteware Drive, Traverse City, Michigan 49686.

MARKET SUMMARY

The common stock of North Country Financial Corporation was been traded in private sales from October 1976 until April 18, 2000 at which time the stock started trading on the NASDAQ Bulletin Board system. During 2001 the Corporation received approval from Nasdaq for its common stock to be traded on the Nasdaq Small Cap Market. The Corporation's symbol also changed from NCFU to NCFC. The Corporation has 2,002 shareholders of record, as of January 31, 2002.

Five Year Comparisons



ASSETS
800
600
400
200
0
1997 1998 1999 2000 2001

ASSETS
Total assets on a consolidated basis decreased by 4.6% during 2001 to $637 million. Total assets have increased $215 million since the end of 1997, an increase of 51% in four years.



SECURITIES
80
60
40
20
0
1997 1998 1999 2000 2001

SECURITIES
Our portfolio of securities decreased during 2001 to $62 million. Management has utilized excess deposit funds and the proceeds of several borrowings to purchase high yield and high quality investment securities.



NET LOANS
600
400
200
0
1997 1998 1999 2000 2001

NET LOANS
Total net loans decreased 7.2% to $494 million in 2001. Even though loan demand has slowed, our primary lending objective continues to be one of selecting the highest quality credits. Total loan losses have remained at an acceptable level, and we continue to maintain a loan loss allowance above regulatory guidelines. The allowance for loan losses totaled $10 million at the end of 2001. We expect loan demand to continue, with the majority being commercial and business loans, which represent 79% of the loan portfolio.


DEPOSITS
600
400
200
0
1997 1998 1999 2000 2001

DEPOSITS

Total deposits decreased by 9.3% to $483 million. In 2001, we paid our depositors interest of $21 million which goes back into our regional economy.


SHAREHOLDERS' EQUITY
60
40
20
0
1997 1998 1999 2000 2001

SHAREHOLDERS' EQUITY

During 2001, $3.3 million was added to shareholders' equity, increasing total equity by 7.3%. In addition, cash dividends of $0.30 per share, or $2.1 million, were declared to our shareholders during 2001. Book value per share increased from $6.38 at December 31, 2000 to $6.82 at December 31, 2001.


NET INCOME
8
6
4
2
0
1997 1998 1999 2000 2001

NET INCOME

Net income for 2001 was $5.8 million as compared to $5.2 million for 2000. Basic earnings per share for 2001 totaled $0.82 as compared to $0.74 for 2000.

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF
NORTH COUNTRY FINANCIAL CORPORATION
TRAVERSE CITY, MICHIGAN

Wipfli Ullrich Bertelson LLP
CPAs • CONSULTANTS • ADVISORS
Delivering innovative business solutions

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
North Country Financial Corporation
Traverse City, Michigan

We have audited the accompanying consolidated balance sheets of North Country Financial Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Country Financial Corporation and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

January 25, 2002
Appleton, Wisconsin

Consolidated Balance Sheets

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
December 31, 2001 and 2000
(Dollars in Thousands)

	2001	2000
ASSETS		
Cash and due from banks	$ 25,163	$ 20,829
Federal funds sold	11,584	-0-
Cash and cash equivalents	36,747	20,829
Interest-bearing deposits in other financial institutions	634	-0-
Securities available for sale	61,885	72,066
Federal Home Loan Bank stock	4,375	3,989
Total loans	504,412	541,689
Allowance for loan losses	(10,444)	(9,454)
Net loans	493,968	532,235
Premises and equipment	18,637	18,850
Other assets	20,383	19,027
TOTAL ASSETS	$ 636,629	$ 666,996
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Non-interest-bearing deposits	$ 46,342	$ 50,479
Interest-bearing deposits	436,182	481,404
Total deposits	482,524	531,883
Federal funds purchased	-0-	1,800
Borrowings	88,549	69,235
Other liabilities	5,217	7,011
Total liabilities	576,290	609,929
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	12,450	12,450
Shareholders' equity:		
Preferred stock – No par value:		
Authorized 500,000 shares, no shares outstanding		
Common stock – No par value:		
Authorized – 18,000,000 shares		
Issued and outstanding – 7,019,152 and 6,993,684 shares at December 31, 2001 and 2000, respectively	16,175	16,029
Retained earnings	31,554	27,887
Accumulated other comprehensive income	160	701
Total shareholders' equity	47,889	44,617
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 636,629	$ 666,996

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands, Except Per Share Data)

	2001	2000	1999
Interest income:			
Interest and fees on loans			
Taxable	$ 41,373	$ 46,292	$ 36,903
Tax-exempt	3,405	$ 3,771	3,554
Interest on securities:			
Taxable	5,065	3,462	1,438
Tax-exempt	327	643	232
Other interest income	500	515	422
Total interest income	50,670	54,683	42,549
Interest expense:			
Deposits	21,205	24,555	18,282
Borrowings	4,814	3,726	1,651
Subordinated debentures	823	1,140	669
Total interest expense	26,842	29,421	20,602
Net interest income	23,828	25,262	21,947
Provision for loan losses	3,200	5,875	1,457
Net interest income after provision for loan losses	20,628	19,387	20,490
Other income:			
Service fees	1,851	1,982	1,965
Net security gains	1,073	110	-0-
Gain on sale of branches	1,386	292	430
Other loan and lease income	5,600	2,924	-0-
Gain (loss) on sale of property and equipment	(349)	35	382
Other	331	1,510	761
Total other income	9,892	6,853	3,538
Other expenses:			
Salaries, commissions and related benefits	11,882	9,433	6,362
Furniture and equipment expense	1,734	1,664	1,367
Occupancy expense	1,659	1,238	1,246
Data processing	1,609	1,722	1,370
Accounting, legal and consulting fees	1,435	1,118	874
Loan and deposit expense	1,387	1,078	343
Telephone	1,153	897	690
Amortization of acquisition intangibles	1,057	810	699
Advertising expense	794	942	594
Other	1,248	1,210	2,392
Total other expenses	23,958	20,112	15,937
Income before provision for income taxes	6,562	6,128	8,091
Provision for income taxes	788	945	1,735
Net income	$ 5,774	$ 5,183	$ 6,356
Earnings per share:			
Basic	$ 0.82	$ 0.74	$ 0.90
Diluted	$ 0.82	$ 0.73	$ 0.89

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands, Except Per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Deficit)	Total
Balance, January 1, 1999	7,130,760	$ 19,436	$ 19,989	$ 44	$ 39,469
Net income			6,356		6,356
Other comprehensive deficit:					
Net unrealized loss on securities available for sale				(700)	(700)
Total comprehensive income					5,656
Dividends declared ($.18 per share)			(1,287)		(1,287)
Issuance of common stock	22,407	480			480
Retirement of common stock	(152,991)	(3,498)			(3,498)
Balance, December 31, 1999	7,000,176	16,418	25,058	(656)	40,820
Net income			5,183		5,183
Other comprehensive income:					
Net unrealized gain on securities available for sale				1,357	1,357
Total comprehensive income					6,540
Dividends declared ($.34 per share)			(2,354)		(2,354)
Issuance of common stock	51,489	498			498
Retirement of common stock	(57,981)	(887)			(887)
Balance, December 31, 2000	6,993,684	16,029	27,887	701	44,617
Net income			5,774		5,774
Other comprehensive deficit:					
Net unrealized loss on securities available for sale				(541)	(541)
Total comprehensive income					5,233
Dividends declared ($.30 per share)			(2,107)		(2,107)
Issuance of common stock	30,533	239			239
Retirement of common stock	(5,065)	(93)			(93)
Balance, December 31, 2001	7,019,152	$ 16,175	$ 31,554	$ 160	$ 47,889

See accompanying notes to consolidated financial statements.

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	2001	2000	1999
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	$ 5,774	$ 5,183	$ 6,356
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,200	5,875	1,457
Provision for depreciation and net amortization	2,683	2,281	2,247
Proceeds from loan sales	13,617	6,129	15,173
Loans originated for sale	(13,371)	(6,068)	(15,146)
Gains on sales of:			
Loans held for sale	(246)	(61)	(27)
Securities	(1,073)	(110)	-0-
Premises, equipment and other real estate	349	(35)	(382)
Branches	(1,386)	(292)	(430)
Change in other assets	6	(2,891)	(503)
Change in other liabilities	(1481)	622	(1,610)
Total adjustments	2,298	5,450	3,999
Net cash provided by operating activities	8,072	10,633	10,355
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in other financial institutions	(634)	679	(679)
Payment for purchases of securities available for sale	(85,917)	(53,542)	(38,875)
Proceeds from sale of securities available for sale	74,681	23,576	-0-
Proceeds from maturities of securities available for sale	21,715	3,543	3,131
Purchase of Federal Home Loan Bank stock	(386)	(955)	-0-
Net increase in loans	30,643	(79,854)	(57,168)
Proceeds from sale of premises, equipment, and other real estate	1,693	2,096	1,231
Capital expenditures	(2,298)	(1,659)	(2,603)
Net cash paid for branch sales	(20,565)	(4,540)	(10,001)
Net cash provided from acquisitions	-0-	13,985	15,504
Net cash provided by (used in) investing activities	18,932	(96,671)	(89,460)

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	2001	2000	1999
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ (26,639)	$ 58,594	$ 51,440
Net increase (decrease) in federal funds purchased	(1,800)	1,800	-0-
Proceeds from borrowings	20,000	80,000	36,000
Principal payments on borrowings	(686)	(57,643)	(12,392)
Net proceeds from issuance of guaranteed preferred beneficial interests in the Corporation's subordinated debentures	-0-	-0-	11,882
Proceeds from issuance of common stock	239	498	480
Retirement of common stock	(93)	(887)	(3,498)
Dividends paid	(2,107)	(1,655)	(1,287)
Net cash provided by (used in) financing activities	(11,086)	80,707	82,625
Net increase (decrease) in cash and cash equivalents	15,918	(5,331)	3,250
Cash and cash equivalents at beginning	20,829	26,160	22,640
Cash and cash equivalents at end	$ 36,747	$ 20,829	$ 26,160
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 27,853	$ 27,929	$ 20,359
Income taxes	1,175	2,530	540
Noncash investing and financing activities:			
Transfer of foreclosures from loans to other real estate	4,413	1,481	1,561
Assets and liabilities acquired in acquisitions:			
Premises and equipment	-0-	204	286
Acquisition intangibles	-0-	918	1,680
Other assets	-0-	449	-0-
Deposits	-0-	15,149	17,463
Other liabilities	-0-	407	7
Assets and liabilities divested in branch sales:			
Loans	11	8	-0-
Premises and equipment	705	31	65
Other assets	89	-0-	-0-
Acquisition intangibles	-0-	-0-	370
Deposits	22,720	4,858	10,866
Other liabilities	36	13	-0-

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of North Country Financial Corporation (the "Corporation") and Subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, North Country Bank and Trust (the "Bank"), North Country Financial Group, North Country Capital Trust, and other minor subsidiaries, after elimination of intercompany transactions and accounts.

Nature of Operations

The Corporation's and the Bank's revenues and assets are derived primarily from the banking industry. The Bank's primary market area is Michigan. The Bank provides to its customers commercial, real estate, agricultural, and consumer loans, as well as a variety of traditional deposit products. A significant portion of the Bank's commercial loan portfolio consists of leases to commercial and governmental entities, which are secured by various types of equipment. These leases are dispersed geographically throughout the country.

While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, non-interest-bearing deposits in correspondent banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

The Corporation's securities are classified and accounted for as securities available for sale. These securities are stated at fair value. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale, are reported as accumulated other comprehensive income within shareholders' equity until realized.

Gains and losses on the sale of securities are determined using the specific-identification method.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated level of borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Held for Sale

Loans held for sale represent originations of fixed-rate, first mortgage loans recorded at cost. The loans are sold at fair value shortly after origination based on an agreement with an outside mortgage company.

Interest Income and Fees on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loan-origination fees are credited to income when received and the related loan origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses includes specific allowances related to commercial loans, which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Corporation continues to maintain a general allowance for loan losses for loans not considered impaired. The allowance for loan losses is maintained at a level which management believes is adequate to provide for possible loan losses. Management periodically evaluates the adequacy of the allowance using the Corporation's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other factors. The allowance does not include the affects of expected losses related to future events or future changes in economic conditions. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility.

In management's opinion, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio as of the balance sheet date.

Other Real Estate

Other real estate is carried at the lower of cost or fair value, less estimated sales costs.

Premises and Equipment

Premises and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets.

Acquisition Intangibles

The Corporation's acquisition intangibles include the value of ongoing customer relationships (core deposits) and the excess of cost over the fair value of net assets acquired (goodwill) arising from the purchase of certain assets and the assumption of certain liabilities from unrelated entities. Core deposit intangibles are amortized over a 10-year period and goodwill is amortized over periods ranging from 15 to 25 years. Acquisition intangibles are periodically reviewed for impairment. Any impairment in the intangibles would be recorded against income in the period of impairment.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred.

Earnings Per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and deferred stock compensation agreements.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (deficit). Other comprehensive income (deficit) includes unrealized gains and losses on securities available for sale, net of tax, which are recognized as a separate component of equity, accumulated other comprehensive income (deficit).

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Future Accounting Change

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principal Board (APB) Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets acquired outside of a business combination should be accounted for upon acquisition and how goodwill and other intangible assets should be accounted for after they have been initially recognized. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Corporation's adoption of SFAS No. 142 on January 1, 2002 did not have a material impact on the consolidated financial statements as of the date of adoption.

Reclassifications

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

NOTE 2 – ACQUISITIONS AND DIVESTURES

In June 2000, the Corporation acquired branches in Glen Arbor and Alanson from Old Kent Bank. The Corporation assumed deposits of $15,149,000 and other liabilities of $44,000. Property and equipment of $139,000 was also acquired. The transaction resulted in core deposit intangibles and goodwill of $664,000.

In August 2000, the Corporation acquired American Financial Mortgage Corporation, a Michigan based mortgage company, through a stock purchase. Total assets acquired and liabilities assumed were $514,000 and $363,000, respectively. The transaction resulted in goodwill of $254,000. In August 2001 American Financial Mortgage Corporation ceased operations.

In May 1999, the Corporation acquired branches in Kaleva and Mancelona from Huntington National Bank. The Corporation assumed deposits of $17,463,000 and other liabilities of $7,000. Premises and equipment of $286,000 was also acquired. The transaction resulted in core deposit intangibles and goodwill of $1,680,000.

The above acquisitions have been accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, and results of operations are included in the Corporation's consolidated financial statements as of and subsequent to the respective acquisition dates. Note 7 provides information regarding acquisition intangibles.

In July 2001, the Corporation sold deposits and certain assets of the St. Ignace and Mackinaw Island branches and in November 2001, sold deposits and certain assets of the Curtis and Naubinway branches. Deposits of $22,720,000, other liabilities of $36,000, and assets of $ 794,000 were divested in transactions that resulted in a gain on sale of $1,386,000.

In January 2000, the Corporation sold a branch in Garden. Deposits of $4,858,000, other liabilities of $13,000, and assets of $39,000 were divested in the transaction which resulted in a net gain on sale of $292,000.

In July 1999, the Corporation sold branches in Rudyard and Cedarville. Deposits of $10,866,000 and premises and equipment of $65,000 were divested in the transaction at a premium of $800,000. After consideration for unamortized intangible assets related to such branches, the transaction resulted in a net gain on sale of $430,000.

Information regarding assets and liabilities acquired or divested in these transactions is presented on the consolidated statements of cash flows.

NOTE 3 – RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $9,715,000 and $8,657,000 were restricted at December 31, 2001 and 2000, respectively, to meet the reserve requirements of the Federal Reserve System.

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale as of December 31 are as follows (dollars in thousands):

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$ 3,350	$	$ 222	$ 3,128
Obligations of states and political subdivisions	5,288	215	85	5,418
Corporate securities	8,063	508		8,571
Mortgage-related securities	44,941	85	258	44,768
Total securities available for sale	$ 61,642	$ 808	$ 565	$ 61,885

NOTE 4 – SECURITIES AVAILABLE FOR SALE (CONTINUED)

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$ 10,946	$ 33	$ 97	$ 10,882
Obligations of states and political subdivisions	14,754	858	70	15,542
Corporate securities	4,553	237	50	4,740
Mortgage-related securities	40,752	231	81	40,902
Total securities available for sale	$ 71,005	$ 1,359	$ 298	$ 72,066

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31 (dollars in thousands):

	2001	2000	1999
Proceeds from sale of securities	$ 74,681	$ 23,576	$ -0-
Gross gains on sales	1,116	110	-0-
Gross losses on sales	43	-0-	-0-

The amortized cost and estimated fair value of securities available for sale at December 31, 2001, by contractual maturity, are shown below (dollars in thousands). Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 55	$ 56
Due after one year through five years	2,237	2,332
Due after five years through ten years	1,538	1,612
Due after ten years	12,871	13,117
	16,701	17,117
Mortgage-related securities	44,941	44,768
Total	$ 61,642	$ 61,885

The amortized cost and estimated fair value of securities pledged to secure treasury deposits was $769,000 and $771,000, respectively, as of December 31, 2001. See note 9 for information on securities pledged to secure borrowings from the Federal Home Loan Bank.

NOTE 5 – LOANS

The composition of loans at December 31 follows (dollars in thousands):

	2001	2000
Commercial, financial, and agricultural	$ 314,853	$ 308,421
Commercial and governmental leases	82,442	97,167
1-4 family residential real estate	93,574	113,834
Consumer	9,516	13,059
Construction	4,027	9,208
Total loans	$ 504,412	$ 541,689

An analysis of the allowance for loan losses for the years ended December 31 follows (dollars in thousands):

	2001	2000	1999
Balance, January 1	$ 9,454	$ 6,863	$ 6,112
Provision for loan losses	3,200	5,875	1,457
Recoveries on loans	748	144	102
Loans charged off	(2,958)	(3,428)	(808)
Balance, December 31	$ 10,444	$ 9,454	$ 6,863

The aggregate amount of nonperforming residential and consumer loans was approximately $960,000 and $258,000 at December 31, 2001 and 2000 respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on nonaccrual status, or loans, the terms of which, have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had residential and consumer nonaccrual and renegotiated loans been current or not troubled, are not material to the consolidated financial statements for the years ended December 31, 2001 and 2000. The nonperforming commercial loans are reflected in the information regarding impaired loans.

Information regarding impaired loans follows (dollars in thousands):

As of December 31:

	2001	2000	1999
Investment in impaired loans	$ 25,524	$ 19,514	$ 5,604
Impaired loans on non-accrual	3,055	10,507	-0-
Amount of the allowance allocated	3,708	3,451	704

For the years ended December 31:

	2001	2000	1999
Average investment in impaired loans	$ 23,154	$ 22,650	$ 6,128
Interest income recognized during impairment	1,521	1,125	298
Interest income that would have been recognized on an accrual basis	1,597	1,478	369
Cash-basis interest income recognized	1,072	832	299

The Bank, in the ordinary course of business, grants loans to the Corporation's executive officers and directors, including their families and firms in which they are principal owners. Activity in such loans during 2001 is summarized below (dollars in thousands).

Substantially all loans to executive officers and directors were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

NOTE 5 – LOANS (CONTINUED)

Loans outstanding, January 1, 2001	$ 12,789
New loans	4,678
Repayment	(6,813)
Net activity related to new or retired directors for 2001	30
Loans outstanding, December 31, 2001	$ 10,684

NOTE 6 – PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 follow (dollars in thousands):

	2001	2000
Land	$ 2,698	$ 2,781
Buildings and improvements	15,987	15,374
Furniture, fixtures, and equipment	9,434	10,812
Totals	28,119	28,967
Less - Accumulated depreciation and amortization	9,482	10,117
Net book value	$ 18,637	$ 18,850

Depreciation and amortization of premises and equipment charged to operating expenses amounted to $1,672,000 in 2001, $1,582,000 in 2000 and $1,523,000 in 1999.

NOTE 7 – ACQUISITION INTANGIBLES

Included in other assets are intangible assets acquired through acquisitions. Acquisition intangibles consist of the following as of December 31, net of amortization (dollars in thousands):

	2001	2000
Goodwill	$ 3,536	$ 4,073
Core deposit intangible	2,118	2,637
Total acquisition intangibles	$ 5,654	$ 6,710

NOTE 8 – DEPOSITS

The distribution of deposits at December 31 is as follows (dollars in thousands):

	2001	2000
Non-interest-bearing demand deposits	$ 46,342	$ 50,479
Savings, money market, and interest-bearing demand deposits	247,863	241,787
Time deposits	188,319	239,617
Total deposits	$ 482,524	$ 531,883

Retail time deposits of $100,000 or more were $37,387,000 and $66,163,000 at December 31, 2001 and 2000, respectively. Interest expense on retail time deposits of $100,000 or more was $2,731,000, $3,522,000 and $1,357,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Brokered time deposits were $24,964,000, $14,964,000 and $0 at

NOTE 8 – DEPOSITS (CONTINUED)

December 31, 2001, 2000 and 1999, respectively. Interest expense on brokered deposits was $1,387,000, $863,000 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.

Maturities of time deposits outstanding at December 31, 2001, are as follows (dollars in thousands):

2002	$	148,164
2003		19,002
2004		16,551
2005		2,748
2006		98
Thereafter		1,756
	$	188,319

NOTE 9 – BORROWINGS

Borrowings consist of the following at December 31 (dollars in thousands):

	2001	2000
Federal Home Loan Bank:		
Fixed-rate advance at 7.37%, maturing April 15, 2004	$ 96	$ 115
Fixed-rate advance at 7.59%, maturing May 17, 2004	169	203
Fixed-rate advance at 6.35%, maturing July 7, 2004	1,000	1,000
Fixed-rate advance at 6.50%, maturing October 17, 2005	1,651	1,974
Fixed-rate advance at 7.06%, maturing May 15, 2006	3,951	4,196
Adjustable-rate advance, callable June 24, 2002, maturing June 23, 2008, 5.49% at December 31, 2001 and 2000	10,000	10,000
Adjustable-rate advance, callable January 22, 2002 maturing October 21, 2009, 5.66% at December 31, 2001 and 2000	10,000	10,000
Adjustable-rate advance, callable February 22, 2002, maturing February 22, 2010, 6.22% at December 31, 2001 and 2000	10,000	10,000
Adjustable-rate advance, callable March 22, 2002, maturing June 22, 2010, 6.50% at December 31, 2001 and 2000	10,000	10,000
Adjustable-rate advance, callable March 25, 2002, maturing June 23, 2010, 5.99% at December 31, 2001 and 2000	5,000	5,000
Adjustable-rate advance, callable March 20, 2002, maturing December 20, 2010, 4.98% at December 31, 2001 and 2000	5,000	5,000
Adjustable-rate advance, callable December 29, 2003, maturing December 28, 2010, 5.16% at December 31, 2001 and 2000	10,000	10,000
Adjustable-rate advance, callable January 8, 2002, maturing January 10, 2011, 4.50% at December 31, 2001	10,000	-0-
Adjustable-rate advance, callable February 5, 2002, maturing February 5, 2011, 4.35% at December 31,2001	10,000	-0-
	86,867	67,488
Farmers Home Administration:		
Fixed-rate note payable to Farmers Home Administration, maturing August 24, 2024, interest payable at 1%	1,682	1,747
Total borrowings	$ 88,549	$ 69,235

NOTE 9 – BORROWINGS (CONTINUED)

Maturities of borrowings outstanding at December 31, 2001, are as follows (dollars in thousands):

2002	$ 734
2003	788
2004	1,987
2005	881
2006	2,810
Thereafter	81,349
	$ 88,549

The Federal Home Loan Bank borrowings are collateralized by the following: a blanket collateral agreement on the Corporation's 1-4 family residential real estate; U.S. Government agency and Mortgage-Backed securities with an amortized cost and estimated fair value of $47,432,000 and $47,035,000, respectively, at December 31, 2001; and by Federal Home Loan Bank stock owned by the Bank totaling $4,375,000 at December 31, 2001. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 2001.

The Farmers Home Administration borrowing is collateralized by loans totaling $1,600,000 originated and held by the Corporation's wholly owned subsidiary, First Rural Relending, and guaranteed by the Corporation.

NOTE 10 – INCOME TAXES

The components of the federal income tax provision for the years ended December 31 follow (dollars in thousands):

	2001	2000	1999
Current tax expense	$ 1,310	$ 2,062	$ 1,853
Deferred tax credit	(522)	(1,117)	(118)
Total provision for income taxes	$ 788	$ 945	$ 1,735

Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Corporation's assets and liabilities. The major components of net deferred tax assets at December 31 are as follows (dollars in thousands):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 3,457	$ 3,050
Deferred compensation	379	495
Other	162	-0-
Total deferred tax assets	3,998	3,545
Deferred tax liabilities:		
Depreciation	(999)	(1,058)
Unrealized gain on securities available for sale	(83)	(360)
Other	(139)	(149)
Total deferred tax liabilities	(1,221)	(1,567)
Net deferred tax asset	$ 2,777	$ 1,978

NOTE 10 – INCOME TAXES (CONTINUED)

A summary of the source of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows (dollars in thousands):

	2001	2000	1999
Tax expense at statutory rate	$ 2,231	$ 2,084	$ 2,751
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(1,115)	(1,263)	(1,122)
Other	(328)	124	106
Provision for income taxes	$ 788	$ 945	$ 1,735

Included in the total provision for income taxes are expenses of $365,000, $37,000 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively, related to security transactions.

NOTE 11 – RETIREMENT PLAN

The Corporation has established a 401(k) profit-sharing plan. Employees who have completed three months of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 15%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. Retirement plan contributions charged to operations totaled $180,000, $153,000 and $159,000 for 2001, 2000 and 1999, respectively.

NOTE 12 – DEFERRED COMPENSATION PLANS

As an incentive to retain key members of management and directors, the Corporation has a deferred compensation plan, with benefits based on the number of years the individuals have served the Corporation. A liability is recorded on a present value basis and discounted using current market rates. The liability may change depending upon changes in long-term interest rates. The liability at December 31, 2001 and 2000, for vested benefits under this plan, was $1,191,000 and $1,206,000, respectively. The Corporation maintains life insurance policies on the plan participants. Death benefits received from the life insurance policies will be used to offset the obligations under the plan. The cash surrender value of the policies was $1,345,000 and $1,047,000 at December 31, 2001 and 2000, respectively.

The Corporation sponsored a deferred stock compensation plan for directors, which was terminated in January 2001. Directors were allowed to defer their director's fees under the plan. The deferred compensation was computed as stock equivalents as the compensation was earned. Upon termination of the plan, directors received the deferred compensation in the form of common stock or cash. The liability to this plan was $485,000 at December 31, 2000.

Deferred compensation expense for the plans was $104,000, $339,000 and $248,000 for 2001, 2000 and 1999, respectively.

NOTE 13 – GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S SUBORDINATED DEBENTURES

In May 1999, the Corporation formed a Delaware business trust, North Country Capital Trust (the "Trust"). All of the common securities of this special purpose trust are owned by the Corporation. The Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of the Corporation. The capital securities are presented as a separate line item on the consolidated balance sheet as guaranteed preferred beneficial interests in the Corporation's subordinated debentures (trust preferred securities).

NOTE 13 – GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S SUBORDINATED DEBENTURES (CONTINUED)

The Trust has issued trust preferred securities and invested the net proceeds in subordinated debentures issued to the Trust by the Corporation. The subordinated debentures are the sole asset of the Trust. The Corporation, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities.

The Federal Reserve Bank has accorded the trust preferred securities Tier I capital status. The ability to apply Tier I capital treatment, as well as to deduct the expense of the subordinated debentures for income tax purposes, provided the Corporation with a cost-effective way to raise regulatory capital. The trust preferred securities are not included as a component of total shareholders' equity on the consolidated balance sheet.

The trust preferred securities carry a floating rate of the three month LIBOR plus 2.5% and have a stated maturity date of May 14, 2029. The rate at December 31, 2001 was 4.525%. The securities are redeemable at par after May 14, 2009. Distributions on the trust preferred securities are payable quarterly on February 14, May 14, August 14 and November 14.

NOTE 14 – SHAREHOLDERS' EQUITY

Earnings per share are based upon the weighted average number of shares outstanding. The following shows the computation of basic and diluted earnings per share for the years ended December 31 (dollars in thousands, except per share data):

	Net Income	Weighted Average Number of Shares	Earnings Per Share
2001			
Earnings per share - Basic	$ 5,774	7,018,921	$ 0.82
Effect of stock options - Net		2,414	
Effect of deferred stock compensation		319	
Earnings per share - Diluted	$ 5,774	7,021,653	$ 0.82
2000			
Earnings per share - Basic	$ 5,183	6,980,979	$ 0.74
Effect of stock options - Net		6,409	
Effect of deferred stock compensation		77,538	
Earnings per share - Diluted	$ 5,183	7,064,926	$ 0.73
1999			
Earnings per share - Basic	$ 6,536	7,031,203	$ 0.90
Effect of stock options - Net		67,972	
Effect of deferred stock compensation		21,886	
Earnings per share - Diluted	$ 6,536	7,121,061	$ 0.89

NOTE 14 – SHAREHOLDERS' EQUITY (CONTINUED)

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001, the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31 are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total capital (to risk-weighted assets):						
Consolidated	$ 60,131	12.3%	≥$ 38,899	≥ 8.0%	N/A	
North Country Bank & Trust	$ 59,334	12.2%	≥$ 38,707	8.0%	≥$ 48,384	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 53,999	11.1%	≥$ 19,449	≥ 4.0%	N/A	
North Country Bank & Trust	$ 53,233	11.0%	≥$ 19,353	≥ 4.0x%	≥$ 29,030	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 53,999	8.4%	≥$ 25,593	≥ 4.0%	N/A	
North Country Bank & Trust	$ 53,233	8.4%	≥$ 25,465	≥ 4.0%	≥$ 31,832	≥ 5.0%

NOTE 14 – SHAREHOLDERS' EQUITY (CONTINUED

2000						
Total capital (to risk-weighted assets):						
Consolidated	$ 55,285	11.3%	≥$ 39,497	≥ 8.0%	N/A	
North Country Bank & Trust	$ 55,428	11.2%	≥$ 39,241	≥ 8.0%	≥$ 49,051	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 49,097	10.0%	≥$ 19,638	≥ 4.0%	N/A	
North Country Bank & Trust	$ 49,271	10.1%	≥$ 19,513	≥ 4.0%	≥$ 29,269	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 49,097	7.6%	≥$ 25,840	≥ 4.0%	N/A	
North Country Bank & Trust	$ 49,271	7.6%	≥$ 25,932	≥ 4.0%	≥$ 32,415	≥ 5.0%

The Bank is restricted, by banking regulations, from making dividend distributions above prescribed amounts. At December 31, 2001, the Bank could have paid $20,627,000 of additional dividends to the Corporation without prior regulatory approval.

In June 2000, the Board of Directors adopted a Shareholder Rights Plan to protect shareholders against attempts to acquire control of the Corporation by means of "creeping" acquisitions in the open market, a hostile tender offer made at less than a full and fair price, and other takeover tactics that can be used to deprive shareholders of the ability to get a full and fair price for all of their shares in the context of a change in control. The Rights Plan was not adopted in response to any specific effort to acquire control of the Corporation.

NOTE 15 – STOCK OPTION PLANS

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees and nonemployee directors. A total of 500,000 shares were made available for grant under this plan. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 600,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

The fair value of each option granted is estimated on the grant date using the Black-Scholes methodology. The following assumptions were made in estimating fair value for options granted for the years ended December 31:

	2001	2000	1999
Dividend yield	3.90%	2.88%	0.90%
Risk-free interest rate	1.62%	7.00%	5.50%
Weighted average expected life (years)	7.0	7.0	7.0
Expected volatility	32.07%	31.45%	16.46%

The weighted average fair value of options granted as of their grant date, using the assumptions shown above, was computed at $2.69 per share for options granted in 2001, $1.68 per share for options granted in 2000 and $0.94 per share for options granted in 1999.

NOTE 15 – STOCK OPTION PLANS (CONTINUED)

No compensation cost has been recognized for the plans. Had compensation cost been determined on the basis of fair value, net income and earnings per share would have been reduced for the years ended December 31, as follows (dollars in thousands except per share data):

	2001	2000	1999
Net income:			
As reported	$ 5,774	$ 5,183	$ 6,356
Pro forma	$ 5,313	$ 5,043	$ 6,288
Earnings per share - Basic:			
As reported	$ 0.82	$ 0.74	$ 0.90
Pro forma	$ 0.76	$ 0.72	$ 0.89
Earnings per share - Diluted:			
As reported	$ 0.82	$ 0.73	$ 0.89
Pro forma	$ 0.76	$ 0.71	$ 0.88

Following is a summary of stock option transactions for the years ended December 31:

	Number of Shares		
	2001	2000	1999
Outstanding at beginning of year	677,997	573,145	331,895
Granted during the year	216,800	201,700	244,400
Expired during the year	-0-	(84,698)	-0-
Exercised during the year (at prices ranging from $4.17 to $4.26 per share)	-0-	(12,150)	(3,150)
Outstanding at end of year	894,747	677,997	573,145
Weighted average exercise price per share at end of year	$ 14.50	$ 16.65	$ 18.34
Available for grant at end of year	120,573	337,373	39,073

Options granted during 2001 were granted at a price of $7.80. Options granted in 2000 were granted at prices of $9.25, $12.00 and $15.00. Options granted in 1999 were granted at a price of $20.00. Under these plans, options expire ten years after the date of grant.

NOTE 15 – STOCK OPTION PLANS (CONTINUED)

Following is a summary of the options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.25 to $15.00	541,997	8.07	$ 10.85	470,531	$ 10.88
$19.00 to $20.33	352,800	7.08	20.11	244,800	20.16
	894,797	7.68	$ 14.50	715,331	$ 14.06

NOTE 16 – OTHER COMPREHENSIVE INCOME (DEFICIT)

Other comprehensive income (deficit) components and related taxes were as follows (dollars in thousands):

	2001	2000	1999
Unrealized holding gains (losses) on available for sale securities	$ 255	$ 2,166	$ (1,061)
Less reclassification adjustments for gains later recognized in income	1,073	110	-0-
Net unrealized gains (losses)	(818)	2,056	(1,061)
Tax effect	(277)	699	(361))
Other comprehensive income (deficit)	$ (541)	$ 1,357	$ (700)

NOTE 17 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31 are as follows (dollars in thousands):

	2001	2000
Commitments to extend credit	$ 112,587	$ 119,763
Standby letters of credit	13,967	14,601
Credit card commitments	5,394	5,612
	$ 131,948	$ 139,976

NOTE 17 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The commitments are structured to allow for 100% collateralization on all standby letters of credit.

Credit card commitments are commitments on credit cards issued by the Corporation's subsidiary and serviced by other companies. These commitments are unsecured.

Contingencies

In the normal course of business, the Corporation is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Concentration of Credit Risk

The Corporation's subsidiary Bank grants commercial, residential, agricultural, and consumer loans throughout Michigan. The Bank's most prominent concentration in the loan portfolio relates to commercial loans to entities within the hotel and tourism industry. This concentration represents $97.7 million or 24.3% of the commercial loan portfolio. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and agriculture. Due to the diversity of the Bank's locations, the ability of debtors of residential and consumer loans to honor their obligations is not tied to any particular economic sector.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

Cash, cash equivalents and interest-beating deposits - The carrying values approximate the fair values for these assets.

Securities - Fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock - Federal Home Loan Bank stock is carried at cost, which is its redeemable value, since the market for this stock is limited.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

approximate the estimated fair values for these assets.

Deposit liabilities - The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits and savings, is equal to the amount payable on demand at the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows applying interest rates currently being offered on similar time deposits.

Federal funds purchased and borrowings - Rates currently available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The fair value of borrowed funds due on demand is the amount payable at the reporting date.

Guaranteed preferred beneficial interests in the Corporation's subordinated debentures – The carrying value is considered to estimate fair value as this financial instrument reprices frequently and fully.

Off-balance-sheet instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since this amount is immaterial, no amounts for fair value are presented.

The following table presents information for financial instruments at December 31 (dollars in thousands):

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 36,747	$ 36,747	$ 20,829	$ 20,829
Interest-bearing deposits	634	634	-0-	-0-
Securities available for sale	61,885	61,885	72,066	72,066
Federal Home Loan Bank stock	4,375	4,375	3,989	3,989
Net loans	493,968	506,498	532,235	535,318
Total financial assets	$ 597,609	$ 610,139	$ 629,119	$ 632,202
Financial liabilities:				
Deposits	$ 482,524	$ 486,618	$ 531,883	$ 531,567
Federal funds purchased and borrowings	88,549	93,626	71,035	72,281
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	12,450	12,450	12,450	12,450
Total financial liabilities	$ 583,523	$ 592,694	$ 615,368	$ 616,298

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains a,nd losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 19 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

BALANCE SHEETS
December 31, 2001 and 2000
(Dollars in Thousands)

ASSETS

	2001	2000
Cash and cash equivalents	$ 42	$ 132
Securities available for sale	266	233
Investment in subsidiaries	59,372	57,323
Other assets	1,167	1,188
TOTAL ASSETS	$ 60,847	$ 58,876

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Liabilities:		
Dividends payable	$ 0	$ 699
Other liabilities	122	724
Total liabilities	122	1,423
Subordinated debentures	12,836	12,836
Total shareholders' equity	47,889	44,617
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 60,847	$ 58,876

NOTE 19 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	2001	2000	1999
Income:			
Dividends received from subsidiaries	$ 3,850	$ 1,900	$ 3,150
Other	25	48	24
Total income	3,875	1,948	3,174
Expenses:			
Salaries and benefits	41	64	82
Interest	848	1,175	760
Other	192	323	364
Total expenses	1,081	1,562	1,206
Income before credit for income taxes and equity in undistributed net income of subsidiaries	2,794	386	1,968
Credit for income taxes	(368)	(400)	(402)
Income before equity in undistributed net income of subsidiaries	3,162	786	2,370
Equity in undistributed net income of subsidiaries	2,612	4,397	3,986
Net income	$ 5,774	$ 5,183	$ 6,356

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 19 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	2001	2000	1999
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	$ 5,774	$ 5,183	$ 6,356
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of premise and equipment	-0-	-0-	4
Provision for depreciation and amortization	29	29	9
Equity in undistributed net income of subsidiaries	(2,612)	(4,397)	(3,986)
Change in other assets	(8)	323	(606)
Change in other liabilities	(1,312)	149	(70)
Total adjustments	(3,903)	(3,896)	(4,649)
Net cash provided by operating activities	1,871	1,287	1,707
Cash flows from investing activities:			
Investment in subsidiaries	-0-	-0-	(9,561)
Payment for purchase of securities available for sale	-0-	-0-	-0-
Proceeds from sales of securities available for sale	-0-	-0-	-0-
Proceeds from sale of premise and equipment	-0-	-0-	-0-
Capital expenditures	-0-	-0-	-0-
Net cash used in investing activities	-0-	-0-	(9,561)
Cash flows from financing activities:			
Proceeds from borrowings	-0-	-0-	15,836
Principal payments on borrowings	-0-	-0-	(3,788)
Proceeds from issuance of common stock	239	498	480
Retirement of common stock	(93)	(887)	(3,498)
Dividends paid	(2,107)	(1,655)	(1,287)
Net cash provided by (used in) financing activities	(1,961)	(2,044)	7,743
Net decrease in cash and cash equivalents	(90)	(757)	(111)
Cash and cash equivalents at beginning	132	889	1,000
Cash and cash equivalents at end	$ 42	$ 132	$ 889

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Years ended December 31,				
	2001	2000	1999	1998	1997
Selected Financial Condition Data:					
Total assets	$ 636,269	$ 666,996	$ 568,442	$ 471,381	$ 421,434
Loans	504,412	541,689	466,621	411,720	372,519
Securities	61,885	72,066	43,343	8,676	10,103
Deposits	482,524	531,883	462,998	404,961	360,549
Borrowings	88,549	69,235	46,878	23,270	19,628
Total equity	47,889	44,617	40,820	39,469	36,592
Selected Operations Data:					
Interest income	$ 50,670	$ 54,683	$ 42,549	$ 38,498	$ 35,964
Interest expense	(26,842)	(29,421)	(20,602)	(17,815)	(15,898)
Net interest income	23,828	25,262	21,947	20,683	20,066
Provision for loan losses	(3,200)	(5,875)	(1,457)	(1,200)	(1,398)
Net security gains (losses)	1,073	110	-0-	45	(60)
Other income	8,819	6,743	3,538	2,606	1,698
Other expenses	(23,958)	(20,112)	(15,937)	(16,603)	(14,797)
Income before income taxes	6,562	6,128	8,091	5,531	5,509
Provision for income taxes	(788)	(945)	(1,735)	(970)	(1,403)
Net income	$ 5,774	$ 5,183	$ 6,356	$ 4,561	$ 4,106
Per Share Data: *					
Net income - Basic	$ 0.82	$ 0.74	$ 0.90	$ 0.65	$ 0.58
Net income - Diluted	0.82	0.73	0.89	0.64	0.57
Cash dividends declared	0.30	0.34	0.18	0.17	0.16
Book value	6.82	6.38	5.83	5.54	5.13
Financial Ratios:					
Return on average equity	12.48%	12.13%	15.83%	11.18%	11.29%
Return on average assets	0.89%	0.84%	1.22%	0.98%	1.00%
Dividend payout ratio	36.48%	45.42%	20.25%	27.43%	28.79%
Average equity to average assets	7.10%	6.92%	7.70%	8.75%	8.85%

* Adjusted for 3 for 1 stock split on August 25, 1998

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY QUARTERLY FINANCIAL INFORMATION

(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Three months ended,			
	March 31	June 30	September 30	December 31
2001				
Selected Operations Data:				
Interest income	$ 13,904	$ 13,232	$ 12,842	$ 10,692
Interest expense	7,811	7,176	6,566	5,289
Net interest income	6,093	6,056	6,276	5,403
Provision for loan losses	(800)	(275)	(825)	(1,300)
Net security gains	455	58	-0-	560
Other income	2,031	2,858	2,439	1,491
Other expenses	(5,973)	(6,850)	(5,742)	(5,393)
Income before income taxes	1,806	1,847	2,148	761
Provision for income taxes	(220)	(219)	(261)	(88)
Net income	$ 1,586	$ 1,628	$ 1,887	$ 673
Per Share Data:				
Net income - Basic	$ 0.23	$ 0.23	$ 0.27	$ 0.09
Net income - Diluted	0.23	0.23	0.27	0.09
2000				
Selected Operations Data:				
Interest income	$ 12,272	$ 13,661	$ 14,261	$ 14,489
Interest expense	(6,250)	(7,365)	(7,785)	(8,021)
Net interest income	6,022	6,296	6,476	6,468
Provision for loan losses	(350)	(1,525)	(2,500)	(1,500)
Net security gains	-0-	49	61	-0-
Other income	966	1,407	1,847	2,633
Other expenses	(4,214)	(4,515)	(5,588)	(5,795)
Income before income taxes	2,424	1,663	235	1,806
Provision for income taxes	(474)	(201)	94	(364)
Net income	$ 1,950	$ 1,462	$ 329	$ 1,442
Per Share Data:				
Net income - Basic	$ 0.28	$ 0.21	$ 0.05	$ 0.20
Net income - Diluted	0.28	0.21	0.05	0.19

MARKET INFORMATION
(Unaudited)

Prior to April 18, 2000, there had been no active market for the Corporation's common stock and no published information with respect to its market price. There had been occasional direct sales by shareholders of which the Corporation's common stock sold at a premium to book value. The price was reported to management in most of these transactions, but management has no way of confirming the prices that were reported. Effective April 18, 2000, the Corporation's common stock was traded on the NASDAQ Bulletin Board under the symbol "NCUF." During 2001 the Corporation's stock began trading on the NASDAQ Small Cap Market. Effective on August 31, 2001 the Corporation changed its trading symbol from "NCUF" to "NCFC."

The following table sets forth the range of high and low bid prices of the Corporation's common stock from April 18, 2000 through December 31, 2001, as reported by NASDAQ. The table sets forth the high and low price of the Corporation's common stock from January 1, 2000 to April 17, 2000, as reported to management. Quotations for the NASDAQ Bulletin Board and Small Cap Market reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not reflect actual transactions.

	Three months ended,			
	March 31	June 30	September 30	December 31
2001				
High	$ 7.38	$ 9.50	$ 9.35	$ 8.50
Low	6.00	6.50	7.86	7.35
2000				
High	$ 20.00	$ 14.00	$ 11.50	$ 7.75
Low	14.00	11.13	6.50	5.13

The Corporation has 2,002 shareholders of record as of January 31, 2002.

NORTH COUNTRY FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

Decreases in interest rates during 2001 had the greatest impact on interest income during the year. This impact on interest income, as a function of rate, can be directly attributed to the actions taken by the Federal Reserve. During 2001, in its effort to address the slowing economy, the Federal Reserve reduced the Fed Funds Rate, the rate charged the interbank market for purchase of excess reserve balances, by 475 basis points, from 6.5% to 1.75%. For North Country Financial Corporation ("the Corporation"), 2001 was a year of monitoring and restructuring its balance sheet to address the volatile rate environment. Although the Corporation decreased in assets by 4.6%, growth remains an important element of the Corporation's strategy, and management continues to believe that the continued success and profitability of the Corporation depends on continuing to attract credit-worthy, and profitable assets both internally and through market expansion.

At December 31, 2001, the Corporation had total assets of $636.6 million, a decrease of $30.4 million from December 31, 2000. During 2001, net loans decreased 7.2% or $38.3 million to $494.0 million. Of the total decrease in loans, $20.3 million was in the residential real estate loan portfolio mostly attributed to borrowers refinanced from variable to fixed rate loans. In addition, the Corporation's security portfolio decreased $10.2 million from 2000 to 2001 to $61.9 at December 31, 2001. Total deposits decreased 9.3% or $49.4 million. This decrease in deposits includes a net decrease of $22.7 million related to branch sales, and the remaining $26.7 million decrease in deposits, were deposits that matured primarily in the 6.00% to 7.50% range, as the Corporation elected to pursue shorter term, less costly sources of funding.

Even though assets decreased by $30.4 million during 2001, the trend line from 1997 through 2001 shows that assets have increased by 51% or $ 215 million. During the same five-year period, net loans grew $127 million, or 34.6%, and securities increased $51.7 million, or 511%.

Growth will continue to be an important element of the Corporation's strategy, and selective bank and branch acquisitions may continue to occur as opportunities arise. The Corporation's banking offices are located in Michigan, a state that covers a large geographic area and has a low population density. Because of the nature of this market area, the cost of operating the Corporation's banking network is higher than the average for banking companies the same size as the Corporation.

Even though interest rates have decreased dramatically over the past year, earnings have increased from 2000 to 2001, and overall earnings have been strong over the past several years. Net income was $5.8 million, $5.2 million, and $6.4 million for 2001, 2000 and 1999, respectively. Return on average shareholders' equity was 12.5%, 12.1% and 15.8%, for 2001, 2000 and 1999, respectively. Basic earnings per share were $0.82 in 2001, $0.74 in 2000 and $0.90 in 1999, representing an increase of 10.8% from 2000 to 2001 and a decrease of 17.8% from 1999 to 2000. The fluctuations in net income from 1999 through 2001 were primarily a result of changes in the provisions for loan losses. The provision for loan losses for 2001 totaled $3.2 million as compared to $5.9 million in 2000 and $1.5 million in 1999.

FINANCIAL CONDITION

Loans

Loans represented 79.2% of total assets at the end of 2001, compared to 81.2% at the end of 2000. The loan to deposit ratio increased from 101.8% at December 31, 2000 to 104.5% at December 31, 2001. Loans provide the most attractive earning asset yield available to the Corporation and management believes the personnel and controls are in place to successfully manage the loan portfolio. Accordingly, management intends to continue to maintain loans at the highest possible level within the constraints of adequate liquidity.

Following is a summary of the Corporation's loan balances at December 31 (in thousands):

	2001	2000	Percent Change
Commercial real estate	$ 77,892	$ 90,635	(14.1)%
Commercial, financial, and agricultural	236,961	217,786	8.8
Leases:			
Commercial	37,247	41,962	(11.2)
Governmental	45,195	55,205	(18.1)
1 – 4 family residential real estate	93,574	113,834	(17.8)
Consumer	9,516	13,059	(27.1)
Construction	4,027	9,208	(56.3
Total	$ 504,412	$ 541,689	(6.9)%

The Corporation has four major categories of lending activities. Three categories, commercial, residential real estate, and consumer, are generally with customers in Michigan. The fourth major lending line, commercial and governmental leasing, takes place on a nationwide basis. Management believes, that as interest rates become more stable and the slow down in the economy turns around, there will be growth in these categories in the future.

As shown in the table above, with the exception of the commercial, financial, and agricultural category, overall loan balances have decreased during 2001. During 2001, total commercial financing (including real estate and leases) decreased by $13.5 million or 3.2%. The commercial, financial, and agricultural loan activity is largely due to the efforts of the relationship bankers and their ability to penetrate growth markets primarily in lower Michigan but also in areas such as Marquette and Sault Ste. Marie. The most prominent type of financing, at $97.7 million or 24.3% of all commercial financing continues to focus on hospitality and tourism related industries. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and farming.

In addition to traditional commercial lending, the Corporation finances commercial and governmental leases throughout the country. As illustrated in the table above, a significant portion of the leasing activity is to governmental units, including Native American organizations. The Corporation has developed expertise and contacts in the leasing business that provide it with opportunities to purchase credit-worthy leases at attractive yields. Management closely reviews the credit quality of each proposed lease before entering into a financing agreement. The lease agreements are strictly financing; while the Corporation has access to the underlying equipment as collateral, there is no interest in the residual value of the equipment. Management continues to pursue leases both through unrelated entities and the Corporation's subsidiary, North Country Financial Group, in Denver, Colorado. This corporation is engaged in the business of public finance and focuses on providing tax-exempt financing to municipalities located throughout the United States.

Real estate lending on 1-4 family residences comprises the second largest portion of the loan portfolio. This past year, residential real estate loans declined by 17.8% or by $20.3 million to $93.6 million. Approximately 86% of residential real estate loans are adjustable rate products that have an annual interest adjustment. These loans typically have a maximum adjustment of two percentage points annually and five percentage points over the life of the loan. The Corporation continues to sell longer-term, fixed rate products, and with the falling interest rate environment, activity in this area has increased in 2001.

Consumer lending represents a small percentage of the Corporation's loan portfolio. At December 31, 2001, consumer loans totaled $9.5 million, or 1.9% of the total portfolio. Consumer loans continue to decrease both in dollars and in percentage in relation to the overall loan portfolio. This decrease is intentional as consumer lending is a highly competitive, and traditionally a higher cost, area of lending. The Corporation will continue to originate consumer loans; however, this is not seen as a high priority lending area at the current time.

At the end of 2001, the allowance for loan losses totaled $10.4 million, representing 2.07% of total loans. The allowance is maintained by management at a level considered adequate to cover losses currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. In management's opinion, the allowance for loan losses is adequate to cover probable losses related to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

The Corporation's credit quality history is demonstrated in the following table (dollars in thousands):

	2001	2000	1999
Allowance to total loans at end of year	2.1%	1.7%	1.5%
Net charge-offs during the year	$ 2,210	$ 3,284	$ 706
Net charge-offs to average outstanding loans	0.5%	0.7%	0.2%
Net charge-offs to beginning allowance balance	23.41%	47.9%	11.6%
Nonaccrual loans at end of year	$ 4,015	$ 10,547	$ 95
Loans 90 days or more delinquent at end of year (excluding nonaccrual loans)	$ 9,131	$ 3,117	$ 2,452

Management analyzes the allowance for loan losses in detail on a quarterly basis to ensure the losses inherent in the portfolio are properly considered. The Corporation's success in maintaining strong credit quality is demonstrated in its historical charge-off experience. Net charge-offs to average loans outstanding was 0.5%, 0.7% and 0.2% for the years ended December 31, 2001, 2000 and 1999, respectively. Net charge-offs for the year ended December 31, 2001 decreased $1.1 million from the previous year. The provision for loan loss was decreased $2.7 million from $5.9 million for the year ended December 31, 2000 to $3.2 million for the year ended December 31, 2001.

Nonaccrual loans have decreased $6.5 million from December 31, 2000 to December 31, 2001 while loans 90 days or more past due and still accruing have increased by $6.0 million during that same time period. At December 31, 2001, loans to two commercial borrowers represented $3.1 million of the $4.0 million of nonaccrual loans. Included in the December 31, 2001 totals for loans 90 days or more delinquent and still accruing are loans to two commercial borrowers totaling $5.0 million; the remaining balance of loans 90 days or more delinquent consists of twenty-nine smaller commercial, residential real estate and consumer loans. Management continues to monitor the situation on the non-performing loans and has taken actions to reduce the level of non-performing loans.

Securities

During 2001, the security portfolio continued to be an important component of the Corporation's strategy to diversify its asset base. Securities decreased $10.2 million in 2001, from $72.1 million at December 31, 2000 to $61.9 million at December 31, 2001.. The security portfolio is diversified among U.S. Treasury and agency securities, obligations of states and political subdivisions, corporate securities and mortgage-related securities. The carrying value of the Corporation's securities is as follows at December 31 (dollars in thousands):

	2001	2000
U.S. Treasury securities and obligations of U.S. government agencies	$ 3,128	$ 10,882
Obligations of states and political subdivisions	5,418	15,542
Corporate securities	8,571	4,740
Mortgage-related securities	44,768	40,902
Total securities	$ 61,885	$ 72,066

The Corporation's policy is to purchase securities of high credit quality, consistent with its asset/liability management strategies. During the year securities were purchased and sold as steps in the process of effectively managing the interest-rate-risk profile of the portfolio. A net gain of approximately $1.1 was recognized during the year with the proceeds from the sale of securities used to purchase new securities and for liquidity purposes. Mortgage-related securities have maturities ranging up to 30 years, while the remaining securities have maturities ranging primarily from one to 15 years. The Corporation classifies all securities as available for sale, in order to maintain adequate liquidity and to maximize its ability to react to changing market conditions.

Deposits

Total deposits at December 31, 2001, were $482.5 million compared to $531.9 million at the end of 2000. The decrease of $49.4 million during 2001 included a net decrease of $22.7 million related to branch closings. The remaining $26.7 million decrease in deposits, were deposits that matured primarily in the 6.00% to 7.50% range, as the Corporation elected to pursue shorter term, less costly sources of funding.

The most significant decrease in deposits has been in the time deposit category. As of December 31, 2001, time deposits represented $188.3 million, or 39.0% of the Corporation's total deposit base. Retail deposits over $100,000, totaling $37.4 million and $66.2 million at December 31, 2001 and 2000, respectively, are from governmental entities, other financial institutions, and individual customers. Brokered deposits, which the Corporation began issuing in 2000, account for $25.0 million of total deposits at December 31, 2001, and $15.0 million of total deposits at December 31, 2000.

The Corporation continues to offer its premium-based certificate of deposit program. Customers can elect to receive one of several products in place of cash interest payments on term certificates. The Corporation offers firearms, golf clubs, diamond jewelry, and grandfather clocks under these programs. The most successful and long-standing of the programs is the firearm program, which is offered to sports enthusiasts nationally. Under the premium-based certificate of deposit program, the Corporation records the cost of the product given as a discount from the face amount of the certificate of deposit and recognizes interest expense on the effective interest method over the life of the certificate. Total certificates of deposits outstanding under this program were $2.0 million at December 31, 2001 and 2000.

Borrowings

As previously mentioned, the Corporation's branch network is a relatively high cost network in comparison to peer banking companies. Accordingly, the Corporation continues to utilize alternative funding sources to provide funds for investing and lending activities. Borrowings increased during 2001 from $69.2 million to $88.5 million. At December 31, 2001, a majority of the borrowings were from the Federal Home Loan Bank of Indianapolis with both fixed and variable interest rates and stated maturities ranging through 2011. The increase in borrowings during the year is in accordance with the Corporation's asset/liability management strategies to match borrowings with assets of similar terms. From time-to-time, alternative sources of funding can be obtained at interest rates that are competitive with, or lower than, retail deposit rates and with inconsequential administrative costs. Management anticipates borrowings will continue to be a significant part of the overall funding mix of the Corporation.

Shareholders' Equity

See the discussion under "*CAPITAL*" below.

RESULTS OF OPERATIONS

Summary

Net income was $5.8 million, $5.2 million, and $6.4 million for 2001, 2000 and 1999, respectively. The increase in net income of $0.6 million from 2000 to 2001 is the result of an increase in other income of $3.0 million, decreases in the provision for loan losses of $2.7 million and $0.2 million in provisions for income taxes during the year, offset by a decrease of $1.8 million in net interest income on a tax equivalent basis and an increase in other expenses of $3.8 million. Basic earnings per share were $0.82 in 2001, $0.74 in 2000 and $0.90 in 1999, an increase of 10.8% from 2000 to 2001 and a decrease of 17.8% from 1999 to 2000.

Net interest income is the primary source of earnings. On a tax equivalent basis, net interest income decreased to $25.7 million in 2001, from $27.5 million in 2000. Net interest income decreased 6.5% from 2000 to 2001 and increased 15.2% from 1999 to 2000. The decrease in net interest income in 2001 is attributable primarily to the decrease in rates within the lending area and the increase in net interest income in 2000 is attributed to the increase in volume within the lending and securities areas.

Noninterest income continues to provide a strong secondary source of revenue for the Corporation, increasing to $9.9 million in 2001, from $6.9 million in 2000 and $3.5 million in 1999. Of the $3.0 million increase in noninterest income from 2000 to 2001, $2.7 million is related to other loan and lease income generated. Income from noninterest sources will be an important component of the Corporation's future earnings as net interest margins continue to tighten due to competitive pressures.

Noninterest expense increased in 2001 to $24.0 million from $20.1 million in 2000, as compared to $15.9 million in 1999. Directly related to the mortgage subsidiary fee income above are commissions of $3.6 million and $2.3 million included in noninterest expense for 2001 and 2000, respectively. Management continues to manage noninterest expense in an effort to maintain strong earnings for the Corporation.

Net Interest Income

Net interest income is a function of the difference, or margin, between the average yield earned on interest-earning assets and the average rate paid on interest-bearing obligations. The net interest spread is affected by economic and competitive factors that influence rates, loan demand, and deposit flows. The Corporation's net interest margin, on a tax equivalent basis, has declined during 2001, from 4.3% to 3.8%.

Net interest income decreased $1.8 million on a tax equivalent basis for 2001 as compared to 2000, and increased $3.6 million on a tax equivalent basis for 2000 as compared to 1999. Decreases in interest rates during 2001 had the greatest impact on interest income during the year. This impact on interest income, as a function of rate, can be directly attributed to the actions taken by the Federal Reserve. During 2001, in its effort to address the slowing economy, the Federal Reserve reduced the Fed Funds Rate, the rate charged the interbank market for purchase of excess reserve balances, by 475 basis points, from 6.5% to 1.75. Although the volume in average interest-earning assets increased, interest income related to interest-earning assets decreased significantly due to the unfavorable impact of the Federal Reserve's interest rate reductions. Management is optimistic that as rates become less volatile and as the volume of higher yielding loans and lease assets grow, interest income will increase.

Total interest expense was $26.8 million in 2001, compared to $29.4 million and $20.6 million in 2000 and 1999, respectively. The reduction in interest expense during 2001 was primarily due to the decrease in the rates of interest-bearing obligations. For 2001, interest expense on deposits represented 79% of total interest expense. The remaining 21% relates to the Corporation's alternative sources of funding, namely borrowings and the trust preferred securities. As discussed in the previous paragraph, decreases in rates on deposits were directly impacted by the actions of the Federal Reserve during 2001. Management monitors the rates paid on deposit products and evaluates alternative funding sources on a regular basis in an effort to control interest expense.

The following table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing obligations and the rates paid on those obligations. All average balances are daily average balances.

	Years ended December 31,								
	2001			2000			1999		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable[1,2,3]	$ 529,354	$ 46,532	8.79%	$ 515,685	$ 52,005	10.08%	$ 434,723	$ 42,288	9.73%
Taxable securities	62,300	5,065	8.13	40,532	3,462	8.54	16,040	1,438	8.97
Nontaxable securities[2]	5,615	495	8.82	11,456	974	8.50	4,201	352	8.38
Other interest-earning assets	18,075	500	2.77	12,699	515	4.06	11,310	422	3.73
Total interest-earning assets	615,344	52,592	8.55	580,372	56,956	9.81	466,274	44,500	9.54
Interest-bearing obligations:									
Savings deposits	243,475	9,812	4.03	254,286	11,895	4.68	265,868	11,045	4.15
Time deposits	223,509	11,393	5.10	205,900	12,660	6.15	131,545	7,237	5.50
Borrowings	88,268	4,814	5.45	62,087	3,726	6.00	29,748	1,651	5.55
Subordinated debentures	12,450	823	6.61	12,450	1,140	9.16	7,781	669	8.60
Total interest-bearing obligations	567,702	26,842	4.73	534,723	29,421	5.50	434,942	20,602	4.74
Net interest income		$ 25,750			$ 27,535			$ 23,898	
Net interest rate spread			3.82%			4.31%			4.80%
Net earning assets	$ 47,642			$ 45,649			$ 31,332		
Net yield on average interest-earning assets			4.18%			4.74%			5.13%
Average interest-earning assets to average interest-bearing obligations	1.08X			1.09X			1.07X		

1 For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.
2 The amount of interest income on nontaxable securities and loans has been adjusted to a tax equivalent basis using a 34% tax rate.
3 Interest income on loans includes loan fees.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing obligations. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and fluctuations in interest rates. For each category of interest-earning assets and interest-bearing obligations, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e. changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable	$ 1,348	(6,821)	(5,473)	$ 8,117	$ 1,600	$ 9,717
Taxable securities	1,777	(174)	1,603	2,095	(71)	2,024
Nontaxable securities	(514)	35	(479)	617	5	622
Other interest-earning assets	178	(193)	(15)	54	39	93
Total interest-earning assets	$ 2,789	$ (7,153)	(4,364)	$ 10,883	$ 1,573	12,456
Interest-bearing obligations:						
Savings deposits	$ (489)	(1,594)	(2,083)	$ (497)	$ 1,347	850
Time deposits	1,021	(2,288)	(1,267)	(4,489)	934	5,423
Borrowings	1,453	(365)	1,088	1,931	144	2,075
Subordinated debentures	-0-	(317)	(317)	425	46	471
Total interest-bearing obligations	$ 1,985	$ (4,564)	(2,579)	$ 6,348	$ 2,471	8,819
Net interest income			$ (1,785)			$ 3,637

Provision for Loan Losses

The Corporation maintains the allowance for loan losses at a level considered adequate to cover losses inherent in the loan portfolio. The Corporation records a provision for loan losses necessary to maintain the allowance at an adequate level after considering factors such as loan charge-offs and recoveries, changes in the loan portfolio composition, loan growth, and other economic factors as more fully described in Note 1 to the accompanying financial statements. The decrease in the provision for loan losses to $3.2 million in 2001, as compared to $5.9 million for 2000, is primarily due to the decrease in loans throughout 2001. This decrease in loans resulted in the allowance for loan losses, as a percentage of total loans, increasing to 2.1% at December 31, 2001 compared to 1.7% and 1.5% at December 31, 2000 and 1999, respectively. Management continues to monitor the loan portfolio risk in order to maintain an adequate level of allowance for loan losses.

Noninterest Income

Noninterest income was $9.9 million, $6.9 million, and $3.5 million in 2001, 2000 and 1999, respectively. The principal sources of noninterest income were other loans and lease income, service fees on deposit accounts, gain on sale of branches and net security gains. Other loan and lease income increased approximately $2.7 million in 2001 as compared to 2000. The increase in other loan and lease income was mainly due to increases in residential loan fees resulting from a more favorable rate environment for fixed rate borrowers and from our mortgage subsidiary operations, one of which was active for most of the current year, versus only part of 2000 and nonexistent in 1999. See Note 2 to the accompanying financial statements for further discussion on the mortgage subsidiary. The decrease in service charges on deposits, when compared to the prior two years, is attributed to the decrease in deposits during 2001. In addition, $1.4 million was recorded on the sale of branches as discussed in Note 2 to the Consolidated Financial Statements, and net security gains exceeded prior year security gains by approximately $1.0 million.

Noninterest Expense

Noninterest expense was $24.0 million, $20.1 million, and $15.9 million in 2001, 2000, and 1999, respectively. The increase in noninterest expense for 2001 is primarily due to $2.4 million increases in salaries, commissions and related benefits mostly attributed to higher residential real estate activity, $0.4 million in occupancy expense, $0.3 million in accounting, legal and consulting fees, $0.3 million in loan and deposit expense, $0.3 in telephone expense and $0.2 million in amortization of acquisition intangibles.

Federal Income Taxes

The provision for income taxes is 12.0% of pretax income in 2001, compared to 15.4% in 2000 and 21.5% in 1999. Prior to 2000, the Corporation provided for additional taxes on open issues. These issues were resolved in 2001 with no negative tax impact. Therefore, the additional provisions for these issues were reversed in 2001 resulting in a provision for income taxes below historical rates. Future provisions for income taxes will be based on the federal corporate income tax rate of 34%, adjusted for tax-exempt interest income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Corporation's primary market risk exposure is interest rate risk which management actively manages. The Corporation has no market risk sensitive instruments held for trading purposes. In the relatively low interest rate environment of the past two years, borrowers have generally tried to extend the maturities and repricing periods on their loans and place deposits in demand, or very short-term accounts. Management has taken various actions to offset the imbalance that these tendencies would otherwise create. In general, management tries to write commercial and real estate loans at variable rates or, when forced to offer fixed rates due to competitive pressures, write fixed rate loans for relatively short terms. Conversely, management has attempted to offer deposit products designed to steer depositors to longer periods or less interest sensitive type accounts.

Beyond general efforts to shorten the loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among other strategies. Also, the rate of interest rate changes can impact the actions taken since the speed of change affects borrowers and depositors differently.

Exposure to interest rate risk is reviewed on a regular basis by the Corporation's Executive Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect of interest rate changes on net interest income and to structure the composition of the balance sheet to minimize interest rate risk and at the same time maximize income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include maturity and repricing GAP analyses and interest rate sensitivity analyses. Following is the Corporation's repricing GAP table at December 31, 2001 (dollars in thousands):

	1 – 90 Days	91 – 365 Days	2 – 5 Years	Over 5 Years	Total
Interest-earning assets:					
Loans receivable	$ 282,128	$ 94,887	$ 83,204	$ 44,193	$ 504,412
Securities	2,935	8,910	23,030	27,010	61,885
Other	12,218	-0-	-0-	4,375	16,593
Total interest-earning assets	297,281	103,797	106,234	75,578	582,890
Interest-bearing obligations:					
Savings deposits	247,863	-0-	-0-	-0-	247,863
Time deposits	69,928	78,776	38,399	1,215	188,318
Borrowings	-0-	637	2,568	85,344	88,549
Subordinated debentures	12,450	-0-	-0-	-0-	12,450
Total interest-bearing obligations	330,241	79,413	40,967	86,559	537,180
GAP	$ (32,960)	$ 24,384	$ 65,267	$ (10,981)	$ 45,710
Cumulative GAP	$ (32,960)	$ (8,576)	$ 56,691	$ 45,710	$ 45,710

The above analysis indicates that at December 31, 2001, the Corporation had a cumulative liability sensitivity GAP position of $8.6 million within the one-year timeframe. The Corporation 's cumulative liability sensitive GAP suggests that if market interest rates increase in the next twelve months, the Corporation has the potential to earn less net interest income. Conversely, if market interest rates continue to decrease in the next twelve months, the above GAP position suggests the Corporation's net interest income would increase.

A limitation of the traditional GAP analysis is that it does not consider the timing or magnitude of noncontractual repricing or expected prepayments. In addition, the GAP analysis treats savings, NOW and money market accounts as repricing within 90 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity. Considering the limitations of the GAP analysis, and based on the results of other interest rate risk management tools used by the Corporation, management believes the Corporation is properly-positioned against significant changes in interest rates without significantly altering operating results.

Foreign Exchange Risk

In addition to managing interest rate risk, management also actively manages risk associated with foreign exchange. The Corporation provides foreign exchange services, makes loans to, and accepts deposits from, Canadian customers primarily at its banking offices in Sault Ste. Marie. To protect against foreign exchange risk, the Corporation monitors the volume of Canadian deposits it takes in and then invests these Canadian funds in Canadian commercial loans and securities. As of December 31, 2001, the Corporation had excess Canadian assets of $7.4 million (or $4.6 million in U.S. dollars). Management feels the exposure to short-term foreign exchange risk is minimal and at an acceptable level for the Corporation.

Off-Balance-Sheet Risk

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised.

LIQUIDITY

The Corporation's primary sources of funds include principal payments on securities and loans, sales of securities available for sale, sales of loans held for sale, deposits from customers, borrowings from the Federal Home Loan Bank and other sources and the issuance of common stock. While scheduled repayments of securities and loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In an attempt to minimize the effects of such fluctuation in funding sources, management has increased its borrowings from the Federal Home Loan Bank. In addition, the Corporation has ready access to significant sources of liquidity on an almost immediate basis through arrangements with the Federal Home Loan Bank and other financial institutions. Management anticipates no difficulty in maintaining liquidity at the levels necessary to conduct the Corporation's day-to-day business activities.

CAPITAL

It is the policy of the Corporation to maintain capital at a level consistent with both safe and sound operations and proper leverage to generate an appropriate return on shareholders' equity. Capital formation has been key to the Corporation's growth. During 2001, 2000 and 1999, the Corporation raised $0.2 million, $0.5 million and $0.5 million, respectively, in capital through the issuance of common stock related to the exercise of stock options and the dividend reinvestment program. Net income exceeded dividends declared by $3.7 million in 2001, $2.8 million in 2000 and $5.1 million in 1999. These increases in capital were offset by the retirement of common stock of $0.1 million in 2001, $0.9 million in 2000 and $3.5 million in 1999. The Corporation will repurchase common stock from time-to-time when management believes such repurchases will enhance the return to its common shareholders. Overall, shareholders' equity increased by $3.3 million in 2001 and by $3.8 million in 2000.

During 1999, the Corporation formed a Delaware business trust, North Country Capital Trust, solely to issue capital, or trust preferred securities. Through this entity, $12.5 million of trust preferred securities were issued in 1999; the net proceeds were invested in subordinated debentures issued to the trust by the Corporation. The Federal Reserve Bank has accorded the trust preferred securities Tier I capital treatment for regulatory purposes. The ability to apply Tier I capital treatment has positioned the Corporation for future growth without diluting the common shareholder base.

Should additional capital be required to take advantage of expansion opportunities, management believes the demand for the Corporation's common stock could provide for additional capital to the extent that such capital cannot be internally generated.

As a banking company, the Corporation is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Corporation is required to meet minimum requirements under each measurement. The Federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled.

Regulatory capital is not the same as shareholders' equity reported in the accompanying financial statements. Certain assets cannot be considered assets for regulatory purposes. The Corporation's acquisition intangibles are examples of such assets.

Presented below is a summary of the Corporation's consolidated capital position in comparison to regulatory requirements:

	Tier I Capital to Average Assets	Tier I Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Regulatory minimum for capital adequacy purposes	4.0%	4.0%	8.0%
The Corporation:			
December 31, 2001	8.4%	11.1%	12.4%
December 31, 2000	7.6%	10.0%	11.2%

ISSUED BUT NOT YET ADOPTED ACCOUNTING POLICIES

See Note 1 to the accompanying financial statements for a discussion of accounting pronouncements issued by the Financial Accounting Standards Board which the Corporation is not required to implement until periods subsequent to December 31, 2001.

IMPACT OF INFLATION AND CHANGING PRICES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike industrial or commercial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities tends to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services.

NORTH COUNTRY FINANCIAL CORPORATION

RONALD G. FORD .... Chairman and Chief Executive Officer, North Country Financial Corporation
DENNIS BITTNER .... Owner, Bittner Engineering
BERNARD A. BOUSCHOR .... Tribal Chairman, Sault Tribe of Chippewa Indians
STANLEY J. GEROU II ....Owner, Days Inn & Comfort Inn (Munising), Gerou Excavating
MICHAEL C. HENRICKSEN ....Owner, Satellite Services
WESLEY W. HOFFMAN .... President, Wesley W. Hoffman and Associates, P.C.
JOHN D. LINDROTH .... President, Superior State Agency, Inc.
STEVE MADIGAN ....Owner, Madigan-Pingatore Insurance Services
JOHN P. MILLER ....Retired, Peoples Store Co., Inc.
SPENCER SHUNK ....Owner, Shunk Furniture
GLEN TOLKSDORF ....Owner, Tolksdorf Realty

NORTH COUNTRY BANK AND TRUST

RONALD G. FORD .... Chairman and Chief Executive Officer, North Country Financial Corporation
DENNIS BITTNER .... Owner, Bittner Engineering
BERNARD A. BOUSCHOR .... Tribal Chairman, Sault Tribe of Chippewa Indians
STANLEY J. GEROU II ....Owner, Days Inn & Comfort Inn (Munising), Gerou Excavating
MICHAEL C. HENRICKSEN ....Owner, Satellite Services
WESLEY W. HOFFMAN .... President, Wesley W. Hoffman and Associates, P.C.
JOHN D. LINDROTH .... President, Superior State Agency, Inc.
SHERRY L. LITTLEJOHN .... President, North Country Bank & Trust, North Country Financial Corporation
STEVE MADIGAN ....Owner, Madigan-Pingatore Insurance Services
JOHN P. MILLER ....Retired, Peoples Store Co., Inc.
SPENCER SHUNK ....Owner, Shunk Furniture
GLEN TOLKSDORF ....Owner, Tolksdorf Realty

NORTH COUNTRY FINANCIAL CORPORATION
EXECUTIVE OFFICE

1011Noteware Drive
Traverse City, Michigan 49686
231-935-3120 or 1-888-343-8147

NORTH COUNTRY FINANCIAL CORPORATION
EXECUTIVE OFFICERS

Ronald G. Ford
Chairman
Chief Executive Officer

Sherry L. Littlejohn
President
Chief Operating Officer

Gary W. Klein
Executive Vice President
Chief Financial Officer

SHAREHOLDER INFORMATION

For information or assistance with questions, please contact North Country Financial Corporation Investor Relations at 906-341-8401 or 1-888-343-8147

DIVIDEND REINVESTMENT PLAN

Shareholders may acquire additional shares of North Country Financial Corporation stock through the Dividend Reinvestment Plan. For information, please contact Registrar & Transfer Company Investor Relations at 1-800-368-5948

STOCK TRANSFER AGENT

For questions regarding transfer of stock, please contact Registrar & Transfer Company Investor Relations at 1-800-368-5948


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